WASHINGTON, DC 20549

                                   FORM 12B-25

                                            Commission File Number     001-11368


                           NOTIFICATION OF LATE FILING

     (Check One):  [X] Form 10-K   [ ] Form 11-K  [ ] Form 20-F  [ ]  Form 10-Q
[ ] Form N-SAR

        For Period Ended:    DECEMBER 27, 1998

[ ]  Transition  Report  on  Form  10-K  [ ]  Transition  Report  on Form 10-Q
[ ]  Transition  Report  on  Form  20-F  [ ]  Transition  Report  on Form  N-SAR
[ ]  Transition Report on Form 11-K

        For the Transition Period Ended:

        READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

        If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


                         PART I. REGISTRANT INFORMATION

Full name of registrant:    PARAGON TRADE BRANDS, INC.
Former name if applicable
Address of principal executive office (STREET AND NUMBER)
                             180 TECHNOLOGY PARKWAY
City, State and Zip Code     NORCROSS, GEORGIA  30092


                        PART II. RULE 12B-25 (B) AND (C)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12(b)-25(c) has been attached if applicable.

                               PART III. NARRATIVE

        State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

        Due to the conversion of its operating and accounting systems beginning in November 1998, the closing of Registrant's books for the fiscal year ended December 27, 1998 has been delayed, which has resulted in the Registrant's inability to complete its financial statements in time to file the Report on Form 10-K on March 29, 1999.



                           PART IV. OTHER INFORMATION

        (1) Name and telephone number of person to contact in regard to this notification

               ALAN J. CYRON                        (678)          969-5200
                  (Name)                         (Area code)  (Telephone number)

        (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                              [X]  Yes  [  ]  No

        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                              [X]  Yes  [  ]  No

        If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.




                           PARAGON TRADE BRANDS, INC.
                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:   MARCH 29, 1999              By:            /S/ ALAN J. CYRON
       ---------------                      ------------------------------------
                                    Title: Alan J. Cyron
                                    Name:   Chief Financial Officer

                                                       ATTACHMENT TO FORM 12b-25

Results of Operations for the Registrant's 1997 fiscal year reflected a reserve of $200 million taken by the Registrant in connection with an adverse patent judgment issued in the Federal District Court for the District of Delaware on December 30, 1997 (the "Delaware Judgment") in favor of The Procter & Gamble Company ("P&G"). Results of Operations for the Registrant's 1998 fiscal year are expected to reflect an additional reserve of $78.5 million related to the settlement of both of P&G's and Kimberly-Clark Corporation's ("K-C") claims in the Registrant's Chapter 11 case in the United States Bankruptcy Court for the Northern District of Georgia, Atlanta Division. The P&G settlement, which includes a settlement of P&G's claims related to the Delaware Judgment, was disclosed by the Registrant in a Form 8-K dated February 5, 1999 and the K-C settlement was disclosed by the Registrant in a Form 8-K dated March 26, 1999.











                                      -3-